SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

 Under the Securities Exchange Act of 1934

PRIMERICA, INC.

 (Name of Issuer)

Common Stock, par value $0.01 per share

 (Title of Class of Securities)

74164M 108

 (CUSIP Number)

SCOTT A. ARENARE, ESQ.

 WARBURG PINCUS LLC

 450 LEXINGTON AVENUE

 NEW YORK, NY 10017

 (212) 878-0600

(Name, Address and Telephone Number of Person

 Authorized to Receive Notices of Communication)

Copy to:

     DAVID K. LAM, ESQ.

 WACHTELL, LIPTON, ROSEN & KATZ

 51 WEST 52ND STREET

 NEW YORK, NY 10019

 (212) 403-1000

April 20, 2011

 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74164M 10 8

1	Names of Reporting Persons Warburg Pincus Private Equity X, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0849130
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 37,556,924†‡¶
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 20,515,550†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,515,550†‡¶
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[x]
13	Percent of Class Represented by Amount in Row (11) 26.4%*
14	Type of Reporting Person PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of common stock, par value $0.01 per share (the “Common Stock”) of Primerica, Inc. (“Primerica”).

¶ The Reporting Persons (as defined in Item 2 of this Amendment) may be deemed to have shared power to vote 17,041,374 shares of Common Stock held by  Citigroup Inc. and its affiliates (collectively “Citi”) as a result of the voting covenants contained in the Securities Purchase Agreement (further described in Item 4 of the Statement) among WP X (as defined in Item 2 of this Amendment), Citigroup Insurance Holding Corporation (“CIHC”) and Primerica.  The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock owned by Citi.

* The Reporting Persons may be deemed to have shared power to vote 48.3% of the outstanding shares of Common Stock, including the 17,041,374 shares of Common Stock held by Citi, which constitute approximately 23.2% of the outstanding shares of Common Stock, as discussed in detail in Item 5 of this Amendment.  Calculation based on the total number of shares of Common Stock outstanding, including, in the case of ownership by the Reporting Persons, 4,103,110 shares underlying warrants.

CUSIP No. 74164M 10 8

1	Names of Reporting Persons Warburg Pincus X Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0869910
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 37,556,924†‡¶
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 20,515,550†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,515,550†‡¶
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[x]
13	Percent of Class Represented by Amount in Row (11) 26.4%*
14	Type of Reporting Person PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of Common Stock.

¶ The Reporting Persons (as defined in Item 2 of this Amendment) may be deemed to have shared power to vote 17,041,374 shares of Common Stock held by  Citi as a result of the voting covenants contained in the Securities Purchase Agreement (further described in Item 4 of the Statement) among WP X (as defined in Item 2 of this Amendment), CIHC and Primerica.  The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock owned by Citi.

* The Reporting Persons may be deemed to have shared power to vote 48.3% of the outstanding shares of Common Stock, including the 17,041,374 shares of Common Stock held by Citi, which constitute approximately 23.2% of the outstanding shares of Common Stock, as discussed in detail in Item 5 of this Amendment.  Calculation based on the total number of shares of Common Stock outstanding, including, in the case of ownership by the Reporting Persons, 4,103,110 shares underlying warrants.

CUSIP No. 74164M 10 8

1	Names of Reporting Persons Warburg Pincus X, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0403670
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 37,556,924†‡¶
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 20,515,550†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,515,550†‡¶
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[x]
13	Percent of Class Represented by Amount in Row (11) 26.4%*
14	Type of Reporting Person PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of Common Stock.

¶ The Reporting Persons (as defined in Item 2 of this Amendment) may be deemed to have shared power to vote 17,041,374 shares of Common Stock held by  Citi as a result of the voting covenants contained in the Securities Purchase Agreement (further described in Item 4 of the Statement) among WP X (as defined in Item 2 of this Amendment), CIHC and Primerica.  The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock owned by Citi.

* The Reporting Persons may be deemed to have shared power to vote 48.3% of the outstanding shares of Common Stock, including the 17,041,374 shares of Common Stock held by Citi, which constitute approximately 23.2% of the outstanding shares of Common Stock, as discussed in detail in Item 5 of this Amendment.  Calculation based on the total number of shares of Common Stock outstanding, including, in the case of ownership by the Reporting Persons, 4,103,110 shares underlying warrants.

CUSIP No. 74164M 10 8

1	Names of Reporting Persons Warburg Pincus X, LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0403605
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 37,556,924†‡¶
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 20,515,550†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,515,550†‡¶
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[x]
13	Percent of Class Represented by Amount in Row (11) 26.4%*
14	Type of Reporting Person OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of Common Stock.

¶ The Reporting Persons (as defined in Item 2 of this Amendment) may be deemed to have shared power to vote 17,041,374 shares of Common Stock held by  Citi as a result of the voting covenants contained in the Securities Purchase Agreement (further described in Item 4 of the Statement) among WP X (as defined in Item 2 of this Amendment), CIHC and Primerica.  The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock owned by Citi.

* The Reporting Persons may be deemed to have shared power to vote 48.3% of the outstanding shares of Common Stock, including the 17,041,374 shares of Common Stock held by Citi, which constitute approximately 23.2% of the outstanding shares of Common Stock, as discussed in detail in Item 5 of this Amendment.  Calculation based on the total number of shares of Common Stock outstanding, including, in the case of ownership by the Reporting Persons, 4,103,110 shares underlying warrants.

CUSIP No. 74164M 10 8

1	Names of Reporting Persons Warburg Pincus Partners, LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-4069737
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 37,556,924†‡¶
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 20,515,550†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,515,550†‡¶
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[x]
13	Percent of Class Represented by Amount in Row (11) 26.4%*
14	Type of Reporting Person OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of Common Stock.

¶ The Reporting Persons (as defined in Item 2 of this Amendment) may be deemed to have shared power to vote 17,041,374 shares of Common Stock held by  Citi as a result of the voting covenants contained in the Securities Purchase Agreement (further described in Item 4 of the Statement) among WP X (as defined in Item 2 of this Amendment), CIHC and Primerica.  The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock owned by Citi.

* The Reporting Persons may be deemed to have shared power to vote 48.3% of the outstanding shares of Common Stock, including the 17,041,374 shares of Common Stock held by Citi, which constitute approximately 23.2% of the outstanding shares of Common Stock, as discussed in detail in Item 5 of this Amendment.  Calculation based on the total number of shares of Common Stock outstanding, including, in the case of ownership by the Reporting Persons, 4,103,110 shares underlying warrants.

CUSIP No. 74164M 10 8

1	Names of Reporting Persons Warburg Pincus & Co. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-6358475
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 37,556,924†‡¶
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 20,515,550†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,515,550†‡¶
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[x]
13	Percent of Class Represented by Amount in Row (11) 26.4%*
14	Type of Reporting Person PN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of Common Stock.

¶ The Reporting Persons (as defined in Item 2 of this Amendment) may be deemed to have shared power to vote 17,041,374 shares of Common Stock held by  Citi as a result of the voting covenants contained in the Securities Purchase Agreement (further described in Item 4 of the Statement) among WP X (as defined in Item 2 of this Amendment), CIHC and Primerica.  The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock owned by Citi.

* The Reporting Persons may be deemed to have shared power to vote 48.3% of the outstanding shares of Common Stock, including the 17,041,374 shares of Common Stock held by Citi, which constitute approximately 23.2% of the outstanding shares of Common Stock, as discussed in detail in Item 5 of this Amendment.  Calculation based on the total number of shares of Common Stock outstanding, including, in the case of ownership by the Reporting Persons, 4,103,110 shares underlying warrants.

CUSIP No. 74164M 10 8

1	Names of Reporting Persons Warburg Pincus LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-3536050
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 37,556,924†‡¶
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 20,515,550†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,515,550†‡¶
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[x]
13	Percent of Class Represented by Amount in Row (11) 26.4%*
14	Type of Reporting Person OO

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of Common Stock.

¶ The Reporting Persons (as defined in Item 2 of this Amendment) may be deemed to have shared power to vote 17,041,374 shares of Common Stock held by  Citi as a result of the voting covenants contained in the Securities Purchase Agreement (further described in Item 4 of the Statement) among WP X (as defined in Item 2 of this Amendment), CIHC and Primerica.  The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock owned by Citi.

* The Reporting Persons may be deemed to have shared power to vote 48.3% of the outstanding shares of Common Stock, including the 17,041,374 shares of Common Stock held by Citi, which constitute approximately 23.2% of the outstanding shares of Common Stock, as discussed in detail in Item 5 of this Amendment.  Calculation based on the total number of shares of Common Stock outstanding, including, in the case of ownership by the Reporting Persons, 4,103,110 shares underlying warrants.

CUSIP No. 74164M 10 8

1	Names of Reporting Persons Charles R. Kaye S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 37,556,924†‡¶
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 20,515,550†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,515,550†‡¶
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[x]
13	Percent of Class Represented by Amount in Row (11) 26.4%*
14	Type of Reporting Person IN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of Common Stock.

¶ The Reporting Persons (as defined in Item 2 of this Amendment) may be deemed to have shared power to vote 17,041,374 shares of Common Stock held by  Citi as a result of the voting covenants contained in the Securities Purchase Agreement (further described in Item 4 of the Statement) among WP X (as defined in Item 2 of this Amendment), CIHC and Primerica.  The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock owned by Citi.

* The Reporting Persons may be deemed to have shared power to vote 48.3% of the outstanding shares of Common Stock, including the 17,041,374 shares of Common Stock held by Citi, which constitute approximately 23.2% of the outstanding shares of Common Stock, as discussed in detail in Item 5 of this Amendment.  Calculation based on the total number of shares of Common Stock outstanding, including, in the case of ownership by the Reporting Persons, 4,103,110 shares underlying warrants.

CUSIP No. 74164M 10 8

1	Names of Reporting Persons Joseph P. Landy S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) [x]
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power –0–
8 Shared Voting Power 37,556,924†‡¶
9 Sole Dispositive Power –0–
10 Shared Dispositive Power 20,515,550†‡

11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,515,550†‡¶
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[x]
13	Percent of Class Represented by Amount in Row (11) 26.4%*
14	Type of Reporting Person IN

† The information set forth in Items 4, 5 and 6 is incorporated herein by reference.

‡ Includes warrants currently exercisable for 4,103,110 shares of Common Stock.

¶ The Reporting Persons (as defined in Item 2 of this Amendment) may be deemed to have shared power to vote 17,041,374 shares of Common Stock held by  Citi as a result of the voting covenants contained in the Securities Purchase Agreement (further described in Item 4 of the Statement) among WP X (as defined in Item 2 of this Amendment), CIHC and Primerica.  The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock owned by Citi.

* The Reporting Persons may be deemed to have shared power to vote 48.3% of the outstanding shares of Common Stock, including the 17,041,374 shares of Common Stock held by Citi, which constitute approximately 23.2% of the outstanding shares of Common Stock, as discussed in detail in Item 5 of this Amendment.  Calculation based on the total number of shares of Common Stock outstanding, including, in the case of ownership by the Reporting Persons, 4,103,110 shares underlying warrants.

CUSIP No. 74164M 10 8

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D (the “Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 21, 2010, and is being filed on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (together with Warburg Pincus X Partners, L.P., an affiliated Delaware limited partnership, “WP X”), Warburg Pincus X, L.P., a Delaware limited partnership and the general partner of WP X (“WP X LP”), Warburg Pincus X, LLC, a Delaware limited liability company and the general partner of WP X LP (“WP X LLC”), Warburg Pincus Partners, LLC, a New York limited liability company and the sole member of WP X LLC (“WP Partners”), Warburg Pincus & Co., a New York general partnership and the managing member of WP Partners (“WP”), Warburg Pincus LLC, a New York limited liability company that manages WP X (“WP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Managing Member and Co-President of WP LLC (each of the foregoing, a “Reporting Person,” and collectively, the “Warburg Pincus Reporting Persons”). Except as otherwise described herein, the information contained in the Statement remains in effect, and, unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.

Item 2. Identity and Background

The response set forth in Item 2 of the Statement is hereby amended by replacing the third paragraph of Item 2(a) with the following paragraph:

As of the date hereof, the Warburg Pincus Reporting Persons and the Citigroup Parties (as defined in the Statement) beneficially own in the aggregate approximately 48.3% of the outstanding shares of Common Stock.  It is the understanding of the Warburg Pincus Reporting Persons that the Citigroup Parties will make separate filings pursuant to the Exchange Act to report their beneficial ownership.

Item 4. Purpose of the Transaction

The response set forth in Item 4 of the Statement is hereby amended by adding the following after the last paragraph of Item 4:

On April 20, 2011, CIHC (as defined in the Statement)  sold 12,000,000 shares of Common Stock to third party investors in a public underwritten offering at an offering price to the public of $22.75 per share, the proceeds of which were paid to CIHC, less underwriting discounts.  Based on information provided to the Warburg Pincus Reporting Persons by the Citigroup Parties, this sale reduced CIHC's and AMAD's beneficial ownership to 17,002,148 shares of Common Stock in the aggregate and Citi's beneficial ownership to 17,041,374 shares of Common Stock.  Pursuant to the underwriting agreement for such offering, CIHC granted the underwriters in such underwritten offering an option, exercisable for 30 days from the date of such underwriting agreement (which was April 14, 2011), to purchase up to 1,800,000 additional shares of Common Stock from CIHC to cover over-allotments.  As of the date hereof, based on information provided to the Warburg Pincus Reporting Persons by the Citigroup Parties, the underwriters have not exercised this over-allotment option.  The public offering was made pursuant to CIHC’s rights under the Registration Rights Agreement (as defined in the Statement).

Based on information provided to the Warburg Pincus Reporting Persons by the Citigroup Parties, Citi beneficially owns 39,226 shares of Common Stock through certain entities other than CIHC.

Item 5. Interest in Securities of the Issuer

The response set forth in Item 5 of the Statement is hereby amended by replacing the second paragraph of Item 5(a) with the following paragraph:

As a result of the voting covenants included in the Securities Purchase Agreement (as defined in the Statement), the Warburg Pincus Reporting Persons may be deemed to have the power to vote 17,041,374 shares of Common Stock beneficially owned by the Citigroup Parties for the election of directors nominated by WP X.  Thus, for the purposes of Rule 13d-3 promulgated under the Exchange Act, the Warburg Pincus Reporting Persons may be deemed to be the beneficial owners of an aggregate of 37,556,924 shares of Common Stock. The Warburg Pincus Reporting Persons are not entitled to any rights as a stockholder of Primerica with respect to the shares of Common Stock beneficially owned by the Citigroup Parties except as expressly set forth in the Securities Purchase Agreement, and expressly disclaim all beneficial ownership of such shares.

CUSIP No. 74164M 10 8

(c)    The Warburg Pincus Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

CUSIP No. 74164M 10 8

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2011

WARBURG PINCUS PRIVATE EQUITY X, L.P.

By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X, LLC, its general partner
By: Warburg Pincus Partners, LLC, its sole member
By: Warburg Pincus & Co., its managing member

By: /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X PARTNERS, L.P.
By: Warburg Pincus X, L.P., its general partner
By: Warburg Pincus X, LLC, its general partner
By: Warburg Pincus Partners, LLC, its sole member
By: Warburg Pincus & Co., its managing member

By: /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X, L.P.
By: Warburg Pincus X, LLC, its general partner
By: Warburg Pincus Partners, LLC, its sole member
By: Warburg Pincus & Co., its managing member

By: /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X, LLC
By: Warburg Pincus Partners, LLC, its sole member
By: Warburg Pincus & Co., its managing member

By: /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS PARTNERS, LLC
By: Warburg Pincus & Co., its managing member

By: /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS & CO.

By: /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS LLC

By: /s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

CHARLES R. KAYE

By: /s/ Scott A. Arenare
Scott A. Arenare, Attorney-in-fact*

JOSEPH P. LANDY

By: /s/ Scott A. Arenare
Scott A. Arenare, Attorney-in-fact**

CUSIP No. 74164M 10 8

*	Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

**	Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.